Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Resources Ltd. (the “Company” or “Entrée”)
Suite 1650 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item 2.	Date of Material Change

June 15, 2021

Item 3.	News Release

The News Release dated June 15, 2021 (the “News Release”) was disseminated via Cision Ltd. to the Canadian and U.S. Investor Network.

Item 4.	Summary of Material Change

On June 15, 2021, the Company announced the results of an updated Feasibility Study that was completed on its interest in the Entrée/Oyu Tolgoi joint venture property (the “Entrée/Oyu Tolgoi JV Property”). Entrée has a 20% or 30% participating interest (depending on the depth of mineralization) in the joint venture (the “Entrée/Oyu Tolgoi JV”) with Oyu Tolgoi LLC (“OTLLC”) holding the remaining 80% or 70% interest. The Entrée/Oyu Tolgoi JV Property comprises a significant portion of the long-life, high-grade Oyu Tolgoi copper-gold mining project in Mongolia.

The updated Feasibility Study (the “2021 Reserve Case”) is based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from the first lift (“Lift 1”) of the Hugo North Extension deposit. Lift 1 of Hugo North (including Hugo North Extension) is currently in development by project operator Rio Tinto as an underground block cave with first development production from Hugo North Extension expected in 2022. By 2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world. The 2021 Reserve Case aligns the Company’s disclosure with that of Turquoise Hill Resources Ltd. (“Turquoise Hill Resources”) with respect to OTLLC’s 2020 Oyu Tolgoi Feasibility Study (“OTFS20”) completed on Hugo North (including Hugo North Extension) Lift 1 (see Turquoise Hill Resources’ press release dated July 2, 2020).

Entrée is also reporting the results of a Preliminary Economic Assessment (“2021 PEA”) on a conceptual second lift (“Lift 2”) of the Hugo North Extension deposit. The 2021 PEA is based on Indicated and Inferred Mineral Resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit. Lift 2 is directly below Lift 1 (see Figure 2 below). There is no overlap in the Mineral Reserves from the 2021 Reserve Case and the Mineral Resources from the 2021 PEA. Development and capital decisions will be required for the eventual development of Lift 2 once production commences at Hugo North Extension Lift 1.

LOM highlights of the production and financial results from the 2021 Reserve Case and the 2021 PEA are summarized in Table 1.

Table 1. Summary LOM Production and Financial Results - Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2021 Reserve Case	2021 PEA
Attributable Financial Results
Cash Flow, pre-tax	US$M	381	1,982
NPV(5%), after-tax	US$M	160	541
NPV(8%), after-tax	US$M	114	306
NPV(10%), after-tax	US$M	91	213

LOM Recovered Metal
Copper Recovered	Mlb	1,249	4,564
Gold Recovered	koz	549	2,025
Silver Recovered	koz	3,836	15,067

LOM Processed Material
Probable Reserve Feed		40 Mt @ 1.53% Cu, 0.53 g/t Au, 3.6 g/t Ag	- -
Indicated Resource Feed		- -	77.9 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)
Inferred Resource Feed		- -	87.8 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Notes:

•	Long term metal prices used in the net present value (“NPV”) economic analyses for the 2021 Reserve Case and the 2021 PEA are: copper $3.25/lb, gold $1,591.00/oz, silver $21.08/oz.
•	Mineral Reserves in the 2021 Reserve Case, and Mineral Resources in the 2021 PEA mine plan are reported on a 100% basis.
•	Entrée has a 20% interest in the above processed material and recovered metal.
•	The Mineral Reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the Mineral Resources in the 2021 PEA.
•	Copper equivalent (“CuEq”) is calculated as shown in the footnote to Table 11 - Entrée/Oyu Tolgoi JV Property Mineral Resources below.
•	2021 Reserve Case cash flows are discounted to the beginning of 2021.
•	2021 PEA cash flows are discounted to the beginning of 2027, the beginning of Hugo North Lift 2 development. Attributable Entrée JV production begins in 2031 and ramps up to stable production in 2043. Final Entrée JV attributable production concludes in 2056.
•	The 2021 Reserve Case and 2021 PEA are exclusive of each other.
•	Indicated and Inferred Resource average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2021 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

In both the 2021 Reserve Case and the 2021 PEA, Entrée is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other Oyu Tolgoi project areas owned 100% by OTLLC. The production and cash flows from the 2021 Reserve Case and the 2021 PEA are from separate parts of the Hugo North Extension deposit and there is no overlap of the mineralization.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within OTFS20. OTFS20 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1, as well as any future development of Lift 2 or other deposits on the Entrée/Oyu Tolgoi JV Property.

The results of the 2021 Reserve Case and the 2021 PEA will be summarized by Wood Canada Limited (“Wood”) in a National Instrument (“NI”) 43-101 Technical Report that will be filed under the Company’s SEDAR profile at www.sedar.com within 45 days of the News Release and on the Company’s website.

Robert Cinits, P.Geo., formerly the Company’s Vice President, Corporate Development and currently a consultant to the Company and a Qualified Person as defined by NI 43-101, approved the scientific and technical information in this Material Change Report. All references to “$” in this Material Change Report are to currency of the United States.

Item 5.	Full Description of Material Change

5.1       Full Description of Material Change

On June 15, 2021, the Company announced the results of an updated Feasibility Study that was completed on its interest in the Entrée/Oyu Tolgoi JV Property. Entrée has a 20% or 30% participating interest (depending on the depth of mineralization) in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% or 70% interest. The Entrée/Oyu Tolgoi JV Property comprises a significant portion of the long-life, high-grade Oyu Tolgoi copper-gold mining project in Mongolia.

Mr. Stephen Scott, Entrée’s President and CEO comments, “We are pleased to report updated information that aligns Entrée’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Even more exciting is that, based on OTLLC’s 2020 Oyu Tolgoi Feasibility Study, first Lift 1 development production on the Entrée/Oyu Tolgoi JV Property is expected to commence in 2022. What has historically seemed like a long way out is very fast becoming a reality. Coincident with receiving first development production, Entrée will retain 10% of the available cash flow from the sale of its share of production until its share of joint venture costs is repaid in accordance with the terms of the Joint Venture Agreement**. We are also looking forward to completion of Panel 1 optimization studies currently underway that have potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi JV.”

The 2021 Reserve Case is based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension deposit. Lift 1 of Hugo North (including Hugo North Extension) is currently in development by project operator Rio Tinto as an underground block cave with first development production from Hugo North Extension expected in 2022. By 2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world. The 2021 Reserve Case aligns the Company’s disclosure with that of Turquoise Hill Resources with respect to OTLLC’s OTFS20 completed on Hugo North (including Hugo North Extension) Lift 1 (see Turquoise Hill Resources’ press release dated July 2, 2020).

Entrée is also reporting the results of a 2021 PEA on a conceptual Lift 2 of the Hugo North Extension deposit. The 2021 PEA is based on Indicated and Inferred Mineral Resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit. Lift 2 is directly below Lift 1 (see Figure 2 below). There is no overlap in the Mineral Reserves from the 2021 Reserve Case and the Mineral Resources from the 2021 PEA. Development and capital decisions will be required for the eventual development of Lift 2 once production commences at Hugo North Extension Lift 1.

LOM highlights of the production and financial results from the 2021 Reserve Case and the 2021 PEA are summarized in Table 1.

Table 1. Summary LOM Production and Financial Results - Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2021 Reserve Case	2021 PEA
Attributable Financial Results
Cash Flow, pre-tax	US$M	381	1,982
NPV(5%), after-tax	US$M	160	541
NPV(8%), after-tax	US$M	114	306
NPV(10%), after-tax	US$M	91	213

LOM Recovered Metal
Copper Recovered	Mlb	1,249	4,564
Gold Recovered	koz	549	2,025
Silver Recovered	koz	3,836	15,067

LOM Processed Material
Probable Reserve Feed		40 Mt @ 1.53% Cu, 0.53 g/t Au, 3.6 g/t Ag	- -
Indicated Resource Feed		- -	77.9 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)
Inferred Resource Feed		- -	87.8 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Notes:

•	Long term metal prices used in the NPV economic analyses for the 2021 Reserve Case and the 2021 PEA are: copper $3.25/lb, gold $1,591.00/oz, silver $21.08/oz.
•	Mineral Reserves in the 2021 Reserve Case, and Mineral Resources in the 2021 PEA mine plan are reported on a 100% basis.
•	Entrée has a 20% interest in the above processed material and recovered metal.
•	The Mineral Reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the Mineral Resources in the 2021 PEA.
•	CuEq is calculated as shown in the footnote to Table 11 - Entrée/Oyu Tolgoi JV Property Mineral Resources below.
•	2021 Reserve Case cash flows are discounted to the beginning of 2021.
•	2021 PEA cash flows are discounted to the beginning of 2027, the beginning of Hugo North Lift 2 development. Attributable Entrée JV production begins in 2031 and ramps up to stable production in 2043. Final Entrée JV attributable production concludes in 2056.
•	The 2021 Reserve Case and 2021 PEA are exclusive of each other.
•	Indicated and Inferred Resource average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2021 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

In both the 2021 Reserve Case and the 2021 PEA, Entrée is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other Oyu Tolgoi project areas owned 100% by OTLLC. The production and cash flows from the 2021 Reserve Case and the 2021 PEA are from separate parts of the Hugo North Extension deposit and there is no overlap of the mineralization.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within OTFS20. OTFS20 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1, as well as any future development of Lift 2 or other deposits on the Entrée/Oyu Tolgoi JV Property.

The results of the 2021 Reserve Case and the 2021 PEA will be summarized by Wood in a NI 43-101 Technical Report that will be filed under the Company’s SEDAR profile at www.sedar.com within 45 days of the News Release and on the Company’s website.

The Lift 1 mine design presented in OTFS20 and the 2021 Reserve Case are subject to future refinements and updates. Hugo North (including Hugo North Extension) Lift 1 surface and underground drilling programs are ongoing to support the evaluation by OTLLC of different design and sequencing options for Panels 1 and 2 as part of OTLLC’s planned Pre-Feasibility and Feasibility level work. The Hugo North Extension deposit is located at the northern portion of Panel 1.

Neither OTFS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic, which are ongoing and continue to be assessed by OTLLC. In particular, progress on Shafts 3 and 4 has been delayed and the overall impact of these delays is under review by OTLLC. Shafts 3 and 4 are required to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day (“tpd”).

On December 18, 2020, Turquoise Hill Resources announced that a Definitive Estimate that refines the analysis in OTFS20 and broadly confirms the economics and assumptions presented therein has been completed and delivered to OTLLC by Rio Tinto. The Company has not received a copy of the Definitive Estimate and it was not reviewed or relied upon in the preparation of the 2021 Reserve Case or the 2021 PEA. According to Turquoise Hill Resources, the Definitive Estimate assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. Should COVID-19 constraints continue beyond 2021, should the COVID-19 situation escalate in 2021 leading to additional restrictions, or should COVID-19 related restrictions or other non-technical criteria result in a delay in commencement of the undercut, which is currently scheduled for mid-2021, the development costs and schedule in OTFS20 and the 2021 Reserve Case and 2021 PEA could be negatively impacted.

Entrée/Oyu Tolgoi JV Property

The Entrée/Oyu Tolgoi JV Property comprises a significant portion of the overall Oyu Tolgoi project area, including the Hugo North Extension copper-gold deposit on the Shivee Tolgoi mining licence, the Heruga copper-gold-molybdenum deposit on the Javhlant mining licence and a large prospective land package with numerous priority exploration targets (Figure 1). Entrée has a 20% participating interest in the currently defined mineralization within the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% interest. Entrée has a 30% participating interest in any new mineralization that could be discovered between surface and a depth of 560 metres (“m”). OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Figure 1 - Entrée/Oyu Tolgoi JV Project

Notes: Entrée has a 20% carried interest in the Hugo North Extension and Heruga mineral resources. Shivee West is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property. Outlines of mineral deposits are projected to surface.

•	The Hugo North Extension deposit (Lift 1 and Lift 2)
-	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2021 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Starting in 2022, initial development production is scheduled to start on the Entrée/Oyu Tolgoi JV Property. Hugo North Extension Lift 1 Probable Mineral Reserves include 40 million tonnes (“Mt”) grading 1.53% copper, 0.53 grams per tonne (“g/t”) gold, and 3.6 g/t silver.

-	Lift 2 is directly below and extends north beyond Lift 1 and is the next potential phase of underground mining on the Entrée/Oyu Tolgoi JV Property, once Lift 1 mining is complete. Mineral resources from Lift 2 form the basis of the 2021 PEA mine plan, which include: 78 Mt (Indicated) and 88 Mt (Inferred). The average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.
•	The Heruga copper-gold-molybdenum deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 93% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property where Inferred Mineral Resources include, 1,448 Mt grading 0.41% copper, 0.40 g/t gold, 1.5 g/t silver and 120 parts per million (“ppm”) molybdenum (0.68% CuEq*). While Heruga is not included in the 2021 PEA, it provides opportunity for future exploration and potential development.

*CuEq for Hugo North Extension and Heruga is calculated as shown in the footnote to Table 11 below.

Figure 2 shows a north-south oriented, west-looking cross section through the 12.4 kilometre (“km”) trend of porphyry deposits that comprise the Oyu Tolgoi project. The Entrée/Oyu Tolgoi JV Property is to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The mineralization that is included in the mine plans for the 2021 Reserve Case and the 2021 PEA, is shown on Figure 2.

Figure 2 - Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

Note: The infrastructure shown for Heruga is conceptual and was used only to assess reasonable prospects for eventual economic extraction.

Below are some of the key financial assumptions and outputs from the 2021 Reserve Case and the 2021 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted. Both cases assume long term metal prices of $3.25/lb copper, $1,591/oz gold, and $21.08/oz silver.

2021 Reserve Case Outputs:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 scheduled to start in 2022 with the first draw bell in 2026, peak production in 2034, and final production in 2038
•	17-year Lift 1 mine life (“LOM”) production (includes 4-years development production followed by 13-years block cave production; Figure 3)
•	Maximum production rate of approximately 25,000 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 tpd
•	Total recovered metal over the LOM of Hugo North Extension Lift 1: 1,249,000 lbs copper, 549,000 oz gold, 3,836,000 oz silver
•	Total direct development and sustaining capital expenditures of approximately $275.7 million ($55.1 million attributable to Entrée)
•	Entrée LOM average cash cost $1.74/lb payable copper
•	Entrée LOM average cash costs after credits (“C1”) $0.85/lb payable copper
•	Entrée LOM average all-in sustaining costs (“AISC”) $1.36/lb payable copper

Figure 3 - 2021 Reserve Case (Hugo North Extension Lift 1) Mine Production

Note: Year 2 represents approximately 2022.

2021 PEA Outputs:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 2 scheduled to start in approximately 2034 with the first draw bell in 2038, peak production in 2047 and final production in 2055
•	22-year Lift 2 mine life (4-years development production and 18-years block cave production; Figure 4)
•	Maximum production rate of approximately 40,500 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 tpd

•	Total metal production over the LOM of Hugo North Extension Lift 2: 4,564,000 lbs copper, 2,025,000 oz gold, 15,067,000 oz silver
•	Total direct development and sustaining capital expenditures of approximately $1,589.6 million ($319.7 million attributable to Entrée)
•	Entrée LOM average cash cost $1.10/lb payable copper
•	Entrée LOM average C1 $0.30/lb payable copper
•	Entrée LOM average AISC $0.92/lb payable copper

Figure 4 - 2021 PEA Mine Production

Note: Year 1 represents approximately 2021.

The mineral deposits on the Entrée/Oyu Tolgoi JV Property will be developed, operated and processed by Rio Tinto on behalf of OTLLC, the manager of the Entrée/Oyu Tolgoi JV.

Note, the 2021 Reserve Case and the 2021 PEA are mutually exclusive; if the 2021 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 is not sterilized or reduced in tonnage or grades. In addition, the Heruga deposit, which is not included in either the 2021 Reserve Case or the 2021 PEA, provides a great deal of future potential and with further exploration and development could become a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provide considerable flexibility for mine planning and development.

Processing and Metallurgy

Various phases of metallurgical testing have been completed on samples of drill core from Hugo North Extension and Heruga. For Hugo North Extension this work has consisted of mineralogical characterization, grindability testing, and batch and locked cycle flotation testing. Locked cycle flotation testing has demonstrated that a conventional flotation flow sheet with moderate grinds, two stages of cleaning, and low reagent additions are able to generate a saleable copper concentrate, with levels of potential penalty elements identified that can be managed through blending or occasional penalty charges.  Payable by-product levels of gold and silver are present in the copper concentrates.

Metallurgical predictions for the recovery of copper, gold and silver from Hugo North Extension Lift 1 are based on formulas developed by OTLLC for each element and for each of five defined metallurgical domains. The formulas for copper, gold and silver are based on mill head grades and by applying several other parameters. Average copper, gold and silver recoveries over the life of the 2021 Reserve Case and the 2021 PEA are shown in Table 2.

New equations for predicting copper grades in concentrate were also developed by OTTLC for Hugo North Extension Lift 1 and 2 mineralization types. Average copper, gold and silver grades in the copper concentrate for both Lift 1 and Lift 2 are summarized in Table 2.

In addition, copper, gold and silver recoveries and respective grades in the copper concentrate for Heruga mineralization, previously reported on January 15, 2018 is provided in Table 2.

Table 2. Summary of Entrée/Oyu Tolgoi JV Property Metallurgical Results

Deposit	Copper Concentrate Grades			Recovery (%)
	Cu (%)	Au (g/t)	Ag (g/t)	Cu	Au	Ag
HNE[1] - Lift 1 (2021 Reserve Case)	33.4	10.32	71.6	92.5	81.0	82.7
HNE[1] - Lift 2 (2021 PEA)	34.1	10.39	77.3	92.3	77.6	77.8
Heruga - Resource	25	24	87	86.2	78.6	81.9

1HNE = Hugo North Extension.

The process plant will be fed by a mix of mineralization from the Entrée/Oyu Togoi JV Property and from other Oyu Tolgoi project deposits and will consist of conventional SAG mill / ball mill / grinding circuit (SABC) followed by flotation. A fifth ball mill will be added to the current plant to achieve a finer primary grind P80 of 150-160 µm for mineralization from Hugo North and Hugo North Extension. The additional ball mill, together with additional flotation, regrind, cleaning and concentrate handling capacity, will provide a maximum rated plant capacity of 42.6 Mt/a (124.8 kt/d) during the period when Hugo North Extension ores are to be processed. Copper concentrate will be bagged on site and trucked to a smelter in China.

2021 RESERVE CASE

2021 Reserve Case Mining Methods

Underground mining on the Entrée/Oyu Tolgoi JV Property is planned to be by large-scale panel caving, which is a variation of block caving. The size, geotechnical characteristics and depth of mineralization at the deposits on the Entrée/Oyu Tolgoi JV Property make block caving the best suited mining method, and although the method has large, early capital investment requirements, it is highly productive and has low operating costs.

The overall Hugo North and Hugo North Extension mine design in OTFS20 for Lift 1 consists of 211 km of lateral development, five shafts (for access for mining personnel and equipment, for production, and for intake and exhaust ventilation) and a decline tunnel from surface. None of this infrastructure occurs on the Entrée/Oyu Tolgoi JV Property, except for approximately 15.4 km of lateral underground development. The caved material will primarily be transported to surface along conveyors in the decline tunnel, however a portion may be hauled to surface through one of the shafts. The underground mine will operate at a nominal 95 ktpd, which will be a blend of mineralization from other Oyu Tolgoi project deposits with mineralization from the Entrée/Oyu Tolgoi JV Property at rates averaging approximately 6,404 tpd over the life of the 2021 Reserve Case (note this average feed production rate includes the years of low-tonnage development production for Lift 1).

2021 Reserve Case Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JV, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JV and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JV, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée.  Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).  Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The capital and operating costs in the 2021 Reserve Case are based on estimates prepared for OTFS20.

A summary of the amortization charges for capital costs incurred by OTLLC on the Oyu Tolgoi mining licence for the 2021 Reserve Case is shown in Table 3. A summary of the Entrée/Oyu Tolgoi JV capital expenditures, including expansion and sustaining capital for the 2021 Reserve Case is shown in Table 4. The 2021 Reserve Case has incorporated a capital expenditure contingency of 15.1%. The overall accuracy of the capital cost estimates is within ±20%.

Table 3. Entrée/Oyu Tolgoi JV Property - 2021 Reserve Case Amortized Capital Costs

		2021 Reserve Case
Description	Unit	Entrée/Oyu Tolgoi JV	Entrée 20% Attributable

Amortization Charges for OTLLC Capital Costs(1)(2)
Hugo North Lift #1 U/G Construction	$ M	574.5	114.9
Infrastructure & Central Heating Plant	$ M	58.9	11.8
Tailings Storage Facility and Infrastructure Sustaining Capital	$ M	39.0	7.8
Concentrator Sustaining Capital	$ M	8.0	1.6
Concentrator Expansion	$ M	17.0	3.4
Total Facilities Capital	$ M	697.3	139.5

Notes: (1) OTLLC capital costs are inclusive of indirect costs, Mongolian custom duties and VAT and contingency. Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Table 4. Entrée/Oyu Tolgoi JV Property - 2021 Reserve Case Mine Development and Sustaining Capital

		2021 Reserve Case
Description	Unit	Entrée/Oyu Tolgoi JV	Entrée 20% Attributable

Underground Mine Development	$ M	275.7	55.1

Note: Capital costs are inclusive of indirect costs, Mongolian custom duties and VAT and contingency.

The average LOM operating costs for the Entrée/Oyu Tolgoi JV Property 2021 Reserve Case (including amortization charges for capital costs incurred by OTLLC on the Oyu Tolgoi mining licence) are shown in Table 5.

Table 5. Entrée/Oyu Tolgoi JV Property - 2021 Reserve Case Average Operating Costs

Description	Unit	2021 Reserve Case
Mining	$/t processed	8.75
Processing	$/t processed	7.44
Infrastructure and Other Operating	$/t processed	2.32
Amortized Mining Costs	$/t processed	15.93
Amortized Process Costs	$/t processed	0.63
Amortized Tailings Costs	$/t processed	0.98
Total Refining & Transportation Costs	$/t processed	7.33
Total Operating Expenditure	$/t processed	43.39
Administration Charge (2% during development; 2.5% during production) and annual licence fees	$/t processed	1.50
Total	$/t processed	44.89

Note: Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Mine site cash costs are shown in Table 6. Cash costs are those costs relating to the direct operating costs of the mine site, including mining, concentration, tailings, operational support costs, infrastructure, smelting and refining and administration fees. Total cash costs after credits (C1 costs) are the cash costs less the revenue from the gold and silver by-products. The all-in sustaining cost (AISC) is calculated according to World Gold Council guidance. It is the C1 costs plus mineral royalty and capital costs. AISC costs exclude income tax and financing charges. The underground mining operating cost estimates have incorporated a 5.6% contingency. The sustaining capital costs includes a 7.45% contingency.

Table 6. Entrée/Oyu Tolgoi JV Property Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	2021 Reserve Case Average
Mine site cash cost	$/lb payable copper	1.45
TC/RC, royalties and transport	$/lb payable copper	0.28
Total cash costs before credits	$/lb payable copper	1.74
Gold credits	$/lb payable copper	(0.82)
Silver credits	$/lb payable copper	(0.07)
Total cash costs after credits	$/lb payable copper	0.85
Total all-in sustaining costs after credits	$/lb payable copper	1.36

Notes: TC/RC = treatment and refining charges; Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

2021 PEA

The 2021 PEA is a second lift done at the conceptual level based solely on Indicated and Inferred Mineral Resources from Hugo North Extension Lift 2, directly below Lift 1 from the 2021 Reserve Case (see Figure 2 above).

The 2021 PEA mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2021 PEA based on these Mineral Resources will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The current level of knowledge regarding Lift 2 suggests that block/panel caving is appropriate for the deposit, similar to that proposed for Lift 1.

The existing Hugo North Extension Lift 1 infrastructure will be used to support the Lift 2 mine. It is anticipated that access to the Hugo North Extension Lift 2 area will be by a decline system from Lift 1, an extension to Shaft 4, and internal ventilation shafts or raises to provide ventilation. Mineralization would be crushed and conveyed to surface by a two-leg extension to the Lift 1 incline conveyor system.

Current Hugo North Extension mine planning and optimization indicates that the ideal elevation for Lift 2 is approximately 400 m below Lift 1 (~1,700 m below surface).

Initial mill feed delivery from the Hugo North Lift 2 is assumed to begin in 2027 when development commences in the Hugo North Lift 2 area on the Oyu Tolgoi mining licence. Development of Hugo North Extension Lift 2 on the Entrée/Oyu Tolgoi JV Property is anticipated to begin in 2031 with stable production in 2043. The peak production from Hugo North Extension Lift 2 is expected to be approximately 40,500 t/d in 2047, and the average life of mine production rate (2031-2056) is planned at about 17,500 t/d.

2021 PEA Capital and Operating Costs

Capital cost and sustaining cost estimates were prepared as separate and independent estimates by OTLLC. Wood reviewed the estimates and accepts them as reasonable. The same assumptions regarding the treatment of the capital and operating expenditures and debt repayment, as described above under the 2021 Reserve Case, also apply for the 2021 PEA.

A summary of the amortization charges for capital costs incurred by OTLLC on the Oyu Tolgoi mining licence for the 2021 PEA is shown in Table 7. A summary of the Entrée/Oyu Tolgoi JV capital expenditures, including expansion and sustaining capital for the 2021 PEA is shown in Table 8.

Table 7.   2021 PEA Amortized Capital

Amortization Charges for OTLLC Capital Costs	Unit	Entrée/Oyu Tolgoi JV	Entrée 20% Attributable

Tailings storage facility & infrastructure sustaining capital	US$ M	169.0	33.8
Concentrator sustaining capital	US$ M	32.3	6.5
Total Facilities Capital	US$ M	201.2	40.2

Notes:     Capital costs are inclusive of indirect costs, Mongolian custom duties, VAT, and contingency.  Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Table 8.   2021 PEA Mine Development and Sustaining Capital

Entrée/Oyu Tolgoi JV Property Mine Development & Sustaining Capital	Unit	Entrée/Oyu Tolgoi JV	Entrée 20% Attributable
Underground Development Capital	US$ M	1,173.7	234.7
Underground Sustaining Capital	US$ M	424.9	85.0
Total Development & Sustaining Capital	US$ M	1,598.6	319.7

Notes:     Capital costs are inclusive of indirect costs, Mongolian custom duties, VAT, and contingency.  Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

The average LOM operating costs for the Entrée/Oyu Tolgoi JV Property 2021 PEA (including amortization charges for capital costs incurred by OTLLC on the Oyu Tolgoi mining licence) are shown in Table 9.

Table 9. 2021 PEA Average Operating Costs

Description	Unit	2021 PEA
Mining	$/t processed	9.21
Processing	$/t processed	7.47
Infrastructure and Other Operating	$/t processed	2.32
Amortized Mining Costs	$/t processed	0.00
Amortized Process Costs	$/t processed	0.19
Amortized Tailings Costs	$/t processed	1.02
Total Refining & Transportation Costs	$/t processed	7.17
Total Operating Expenditure	$/t processed	27.40
Administration Charge (2% during development; 2.5% during production) and annual licence fees	$/t processed	0.85
Total	$/t processed	28.25

Note: Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Mine site cash costs are shown in Table 10. Refer to the text pertaining to Table 6 (2021 Reserve Case) for a description of how these costs are calculated.

Table 10. 2021 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	2021 PEA Average
Mine site cash cost	$/lb payable copper	0.82
TC/RC, royalties and transport	$/lb payable copper	0.28
Total cash costs before credits	$/lb payable copper	1.10
Gold credits	$/lb payable copper	(0.73)
Silver credits	$/lb payable copper	(0.07)
Total cash costs after credits	$/lb payable copper	0.30
Total all-in sustaining costs after credits	$/lb payable copper	0.92

Notes: TC/RC = treatment and refining charges; Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

The cash flows in the 2021 Reserve Case and 2021 PEA are based on information provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition. In the course of finalizing such agreements, Entrée may have to make certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

Mineral Resources and Mineral Reserves - Entrée/Oyu Tolgoi JV Property

The Entrée/Oyu Tolgoi JV Property Mineral Resource estimate for the Hugo North Extension deposit has an effective date of March 31, 2021. Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Entrée/Oyu Tolgoi JV Mineral Resource estimate for the Heruga deposit has an effective date of March 31, 2021.

The Mineral Resources on the Entrée/Oyu Tolgoi JV Property are provided in Table 11.

Table 11. Entrée/Oyu Tolgoi JV Property Mineral Resources

Entrée/Oyu Tolgoi JV Property- Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (≥0.41% CuEq Cut-Off)
Indicated	120	1.70	0.58	4.3	n/a	2.04	4,500	2,200	16,000	n/a
Inferred	167	1.02	0.36	2.8	n/a	1.23	3,800	1,900	15,000	n/a
Heruga (≥0.41% CuEq Cut-Off)
Inferred	1,400	0.41	0.40	1.5	120	0.68	13,000	18,000	66,000	370
1	Mineral Resources have an effective date of 31 March, 2021. Mr. Christopher Wright, P. Geo, a Wood employee, is the Qualified Person responsible for the Mineral Resource estimate.
2	Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3	Metal prices used for copper equivalent and cut off grade calculation for both Hugo North Extension and Heruga are: $3.08/lb copper, $1,292.00/oz gold and $19.00/oz silver. Metallurgical recoveries used for copper equivalent and cut-off grade calculation at Hugo North Extension are 93% for copper, 80% for gold and 81% for silver. Metallurgical recoveries used for copper equivalent and cut-off grade calculation at Heruga are 82% for copper, 73% for gold, 78% for silver and 60% for molybdenum.
4	Mineral Resources at Hugo North Extension are constrained within a conceptual mining shape constructed at a nominal 0.50% copper equivalent (CuEq) grade and above a CuEq grade of 0.41% CuEq. The CuEq formula is CuEq = Cu + ((Au * 35.7175) + (Ag * 0.5773)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold and silver.
5	The overall geometry and depth of the Heruga deposit make it amenable to underground mass mining methods. Mineral Resources are stated above a copper equivalent (CuEq) grade. The CuEq formula is CuEq = Cu + ((Au * 37.0952) + (Ag * 0.5810) + (Mo * 0.0161)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold, silver and molybdenum.
6	A CuEq break-even cut-off grade of 0.41% CuEq for Hugo North Extension mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.
7	A CuEq break-even cut-off grade of 0.41% CuEq is used for the Heruga mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.
8	Mineral Resources are stated as in situ with no consideration for planned or unplanned external mining dilution.
9	Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
10	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property Mineral Reserves are contained within the Hugo North Extension Lift 1 block cave mining plan (Table 12). The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC and was used as the basis for the OTFS20. The Mineral Reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The Mineral Reserve estimate only considers Mineral Resources in the Indicated category and engineering that has been carried out to a Feasibility level or better to state the underground Mineral Reserve. There is no Measured Mineral Resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred Mineral Resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.84/t net smelter return (“NSR”). Future mine planning studies may examine lower shut-offs.

Table 12. Hugo North Extension Lift 1 Mineral Reserves Statement

		Entrée/Oyu Tolgoi JV Property - Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Contained Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	40	96.97	1.5	0.53	3.6	1,340	676	4,613

1	Mineral Reserves were estimated by OTLLC personnel. Piers Wendlandt, P.E., a Wood employee, is the Qualified Person who reviewed and accepts responsibility for the Mineral Reserve estimate. The estimate has an effective date of 15 May, 2021.
2	For the underground block cave, all Indicated Mineral Resources within the cave outline were converted to Probable Mineral Reserves. No Proven Mineral Reserves have been estimated. The estimation includes low-grade Indicated Mineral Resource and Inferred Mineral Resource assigned zero grade that is treated as dilution.
3	A column height shut-off NSR of $17.84/t was used to define the footprint and column heights. The NSR calculation assumed metal prices of $3.08/lb Cu, $1,292.00/oz Au, and $19.00/oz Ag. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using OTLLC’s Base Data Template 38. Mineral Reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
4	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Exploration Potential

The areas to the north of Hugo North Extension and to the south of Heruga remain under-explored and are attractive prospects for future exploration. In addition, early-stage exploration has been continuing by OTLLC on other parts of the Entrée/Oyu Tolgoi JV Property and has included reconnaissance evaluation, geological mapping, rock and soil sampling, geophysics and limited amounts of shallow reverse circulation drilling. The work has outlined strong prospects at the West Mag, Castle Rock, Bumbat Ulaan and Southeast IP exploration areas and indicates the potential for near-surface porphyry and epithermal-style copper and/or gold mineralization to occur in areas outside the main Oyu Tolgoi trend. OTLLC will continue to evaluate these prospects during 2022. Entrée retains a 30% participating interest in any new mineralization identified between surface and 560 m depth.

Data Verification - Technical Discussion

Chris Wright, P.Geo from Wood visited the Oyu Tolgoi site three times between August 2017 and June 2018 while he was an employee of Rio Tinto. Site visits included an overview of the district geology, exposures in the South Oyut open pit, review of drill core, core storage and sampling facilities. Over 11 months from August 2017 to June 2018 Mr. Wright did extensive work with South Oyut and Hugo North Mineral Resource and metallurgical databases and block models in the construction of geometallurgical models for South Oyut and Hugo North. In March 2021, as a Wood employee, Mr. Wright conducted a review of the Heruga drilling and block model and carried out interviews with OTLLC staff to confirm the database cut-off dates, block model estimation dates and that there are no material changes to the Mineral Resource databases since the database closure and model estimation for either the Heruga or Hugo North deposits.

The data verification completed by Mr. Wright, which is consistent with data verification by personnel from OTLLC and its predecessor companies, and the independent data verification completed by others, are sufficient to conclude the drill hole database is reasonably free of errors and suitable to support Mineral Resource estimation.

TECHNICAL REPORT

Further technical information supporting the disclosure in the News Release, including data verification, key assumptions, parameters, risks and other factors, will be provided in the NI 43-101 Technical Report that the Company will file under the Company’s SEDAR profile at www.sedar.com within 45 days of the News Release and on the Company’s website.

NON-IFRS PERFORMANCE MEASUREMENT

Non-IFRS Performance Measurement: “Cash costs after credits” (C1) and all-in sustaining cost (ASIC) are non-IFRS performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

This Material Change Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; timing and status of Oyu Tolgoi underground development; the expected timing and amount of production from Lifts 1 and 2 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; the future prices of copper, gold, molybdenum and silver; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of Mineral Reserves and Resources; the realization of Mineral Reserve and Resource estimates; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill Resources on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, and the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill Resources.

•	With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the implementation and successful execution of the funding plan that is the subject of a Heads of Agreement between Rio Tinto and Turquoise Hill Resources and the amount of any additional future funding gap to complete the Oyu Tolgoi underground project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the Heads of Agreement; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interactions and discussions between OTLLC, Rio Tinto and Turquoise Hill Resources with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Oyu Tolgoi Investment Agreement and the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
•	The 2021 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, Mineral Reserves and Resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred Mineral Resources to Indicated or Measured Mineral Resources; inability to convert Mineral Resources to Mineral Reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill Resources or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social license to operate; accidents, labor disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgments in the course of preparing forward-looking statements; and those factors discussed in the section entitled “Critical Accounting Estimates, Risks and Uncertainties” in the Company’s most recently filed Management’s Discussion & Analysis and in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

5.2       Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Susan McLeod, Vice President, Legal Affairs
604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 16th day of June, 2021.

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